KW 9/8

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SEC MAIL PROCESSING SECTION
RECEIVED
AUG 22 2011
WASH, D.C.
200

UNITED STATES
SECURITIES AND EXCHANGE
Washington, D.C. 20549

SEC FILE NUMBER
8-47638

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DLS Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5527 Farquhar
(No. and Street)

Dallas	TX	75209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N Central Expressway., Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 9/8

OATH OR AFFIRMATION

I, Neil Dorflinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DLS Capital Partners, Inc., as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FRANCINE GROVES
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
10-16-2012

Signature

Director
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DLS CAPITAL PARTNERS, INC.

Report Pursuant to Rule 17a-5(d)

Year Ended

June 30, 2011

DLS CAPITAL PARTNERS, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
DLS Capital Partners, Inc.

We have audited the accompanying statement of financial condition of DLS Capital Partners, Inc., as of June 30, 2011, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DLS Capital Partners, Inc., as of June 30, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
August 15, 2011

DLS CAPITAL PARTNERS, INC.
Statement of Financial Condition
June 30, 2011

ASSETS

Receivable from broker-dealers and clearing organizations	$ 979,926
Securities owned	448,210
Property and equipment, net of accumulated depreciation of $3,052	9,096
Other assets	470
Receivable – related party	98,499
	$ 1,536,201

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 10,459
Payable to clearing broker	270,967
	281,426
Stockholders' equity	
Common stock - $.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	853,672
Retained earnings	401,093
Total stockholders' equity	1,254,775
	$ 1,536,201

The accompanying notes are an integral part of these financial statements.

DLS CAPITAL PARTNERS, INC.
Statement of Income
For the Year Ended June 30, 2011

Revenues	
Gains or losses on firm securities trading accounts	$ 196,579
Securities commissions	9,670
Interest income	61
Other income	27,559
	233,869
Expenses	
Compensation and benefits	53,397
Commissions and clearance paid to all other brokers	11,471
Interest expense	15,007
Communications	9,862
Occupancy and equipment costs	32,302
Regulatory fees and expenses	24,319
Other expenses	135,695
	282,053
Net income (loss) before income taxes	(48,184)
Federal income tax benefit (expense)	14,885
Net income (loss)	$ (33,299)

The accompanying notes are an integral part of these financial statements.

DLS CAPITAL PARTNERS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at June 30, 2010	$ 10	$ 853,672	$ 434,392	$ 1,288,074
Net income (loss)			(33,299)	(33,299)
Balances at June 30, 2011	$ 10	$ 853,672	$ 401,093	$ 1,254,775

The accompanying notes are an integral part of these financial statements.

DLS CAPITAL PARTNERS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2011

Balance at June 30, 2010	$	-0-
Increases		-0-
Decreases		-0-
Balance at June 30, 2011	$	-0-

The accompanying notes are an integral part of these financial statements.

DLS CAPITAL PARTNERS, INC.
Statement of Cash Flows
For the Year Ended June 30, 2011

Cash flows from operating activities	
Net income (loss)	$ (33,299)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation expense	2,302
Change in assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	22,652
Decrease in securities owned	264,234
Increase in other assets	(470)
Decrease in receivable – related party	51,501
Increase in accounts payable	8,826
Decrease in payable to clearing broker	(258,334)
Decrease in payroll taxes payable	(47,696)
Decrease in federal income taxes payable	(8,070)
Net cash provided (used) by operating activities	1,646
Cash flows from investing activities	
Purchase of property and equipment	(1,646)
Net cash provided (used) by investing activities	(1,646)
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase (decrease) in cash	-0-
Cash at beginning of year	-0-
Cash at end of year	$ -0-
Supplemental cash flows disclosures:	
Interest payments	$ 15,007
Income tax payments (paid to Parent)	$ 8,070

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

DLS Capital Partners, Inc. (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under Rule 15c3-3(K)(2)(ii) which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Substantially all of the Company's revenues are derived from the trading of securities for its own account.

DLS Capital Partners, Inc. is owned by DLS Holdings, Inc., (the "Parent").

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to five years from date of filing.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Securities sold, not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Securities owned and securities sold, not yet purchased are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Note 1 - Summary of Significant Accounting Policies, continued

Property and equipment are recorded at cost. Depreciation is recorded using an accelerated method over the useful life of the assets.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended June 30, 2011, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of investments are deemed to be Level 1 and Level 2 investments, see Note 4.

Note 1 - Summary of Significant Accounting Policies, continued

The preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2011, the Company had net capital of approximately $1,092,676 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Securities Owned

Securities owned represent trading and investment securities at fair value and at June 30, 2011 consist of the following (presented based upon classification in fair value hierarchy):

	Securities Owned		
	Level 1	Level 2	Total
Marketable Securities	$ 3,101	$ --	$ 3,101
Corporate Bonds	--	445,109	445,109
	$ 3,101	$ 445,109	$ 448,210

Note 5 - Property and Equipment

Property and equipment and related accumulated depreciation are as follows.

	Cost	Accumulated Depreciation	Net
Property and equipment	$ 12,148	$ (3,052)	$ 9,096

Depreciation expense for the period ended June 30, 2011 was $2,302 and is shown in occupancy and equipment costs.

Note 6 - Concentration Risk

The Company has a substantial investment in non-investment grade, non-convertible debt securities (some of which are in default).

Note 7 - Related Party Transactions

During the year ended June 30, 2011 the Company paid rent of $30,000.

Note 8 - Payable to Clearing Broker

The payable to clearing broker represents the amount due for unsettled trading securities owned. Interest is charged on this payable at the prevailing margin rate, which was 6.5% at June 30, 2011.

Note 9 - Federal Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109.

Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Note 10 - Subsequent Events

In preparing the accompanying financial statements, the Company has evaluated events that have occurred after June 30, 2011, through August 15, 2011, the date he financial statements were available to be issued. During this period, the Company did not have any material subsequent events.

Note 11 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2011, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

June 30, 2011

Schedule I

DLS CAPITAL PARTNERS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2011

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$1,254,775
Deduction and/or charges:		
Property and equipment, net	$ 9,096	
Other assets	470	
Receivable – related party	98,499	(108,065)
Net capital before haircuts on securities positions		1,146,710
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Debt securities	24,036	
Other securities	9,699	
Undue concentration	20,299	(54,034)
Net capital		$1,092,676

AGGREGATE INDEBTEDNESS

Accounts payable	$ 10,459
Total aggregate indebtedness	$ 10,459

Schedule I (continued)

DLS CAPITAL PARTNERS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2011

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 698
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 992,676
Excess net capital at 1000%	$1,091,630
Ratio: Aggregate indebtedness to net capital	.01 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows.

Net capital per unaudited Focus filing	$1,026,832
Increase in accounts payable	(1,515)
Decrease in accrued liabilities	66,386
Decrease in undue concentration haircut	973
Net capital per audited report	$1,092,676

Schedule II

DLS CAPITAL PARTNERS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2011

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Southwest Company

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

June 30, 2011

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
DLS Capital Partners, Inc.

In planning and performing our audit of the financial statements and supplemental information of DLS Capital Partners, Inc. (the "Company"), as of and for the year ended June 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
August 15, 2011

DLS CAPITAL PARTNERS, INC.

June 30, 2011

Report Pursuant to Rule 17a-5(d)